UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Long Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2018

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez

Name: Ana Graciela de Méndez
Title: CFO

BLADEX REPORTED A $40.7 MILLION LOSS FOR 3Q18, OR -$1.03 PER SHARE, DUE TO HIGHER ALLOCATED CREDIT RESERVES FOR ITS NPL EXPOSURE; ROBUST TIER 1 CAPITALIZATION AT 17.8%

PANAMA CITY, REPUBLIC OF PANAMA, October 25, 2018

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the region, today announced its results for the third quarter (“3Q18”) and nine months (“9M18”) ended September 30, 2018.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	9M18	9M17	3Q18	2Q18	3Q17
Key Income Statement Highlights
Net Interest Income ("NII")	$81.8	$91.7	$27.3	$27.9	$27.9
Fees and commissions, net	$11.8	$11.8	$3.7	$5.0	$3.6
Impairment loss from ECL on loans, loan commitments and financial guarantees contracts	$58.9	$9.0	$55.1	$1.8	$0.6
Operating expenses (1)	$36.5	$33.8	$10.9	$11.4	$10.0
(Loss) Profit for the period	$(9.6)	$61.4	$(40.7)	$16.6	$20.5
Profitability Ratios
Earnings per Share ("EPS") (2)	$(0.24)	$1.56	$(1.03)	$0.42	$0.52
Return on Average Equity (“ROAE”) (3)	-1.2%	8.1%	-15.5%	6.4%	7.9%
Return on Average Assets (“ROAA”)	-0.20%	1.26%	-2.58%	1.07%	1.30%
Net Interest Margin ("NIM") (4)	1.74%	1.87%	1.74%	1.81%	1.76%
Net Interest Spread ("NIS") (5)	1.26%	1.51%	1.20%	1.31%	1.37%
Efficiency Ratio (6)	39.7%	32.5%	36.5%	36.1%	32.0%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio (7)	$6,305	$5,706	$6,305	$6,054	$5,706
Treasury Portfolio	$93	$88	$93	$94	$88
Total assets	$6,561	$6,200	$6,561	$6,331	$6,200
Total stockholders' equity	$989	$1,032	$989	$1,047	$1,032
Market capitalization (8)	$827	$1,159	$827	$975	$1,159
Tier 1 Basel III Capital Ratio (9)	17.8%	20.3%	17.8%	20.0%	20.3%
Total assets / Total stockholders' equity (times)	6.6	6.0	6.6	6.0	6.0
Liquid Assets / Total Assets (10)	11.7%	12.2%	11.7%	10.3%	12.2%
NPL to Loan Portfolio (11)	2.08%	1.20%	2.08%	0.98%	1.20%
Total allowance for ECL (12) to Commercial Portfolio	2.26%	2.04%	2.26%	1.44%	2.04%
Total allowance for ECL (12) to NPL (times)	1.2	1.8	1.2	1.6	1.8

3Q18 & 9M18 Highlights

•	Bladex reported a loss for the 3Q18 of $40.7 million, resulting in a loss of $9.6 million for 9M18, mainly due to higher allocated credit provision from expected credit losses (“ECL”) on non-performing loans (“NPL”).

•	NPL balance increased to $119.0 million, or 2.08% of total Loan Portfolio at the end of 3Q18. This compares to $54.3 million, or 0.98%, at the end of 2Q18 and $64.1 million, or 1.20%, at the end of 3Q17. The increase was mainly driven by the deterioration of one credit in the sugar industry in Brazil.

•	Total credit provision charges for ECL in the 3Q18 were $55.1 million which brought allowance for ECL to Commercial Portfolio to 2.26%, compared to 1.44% in 2Q18 and 2.04% last year. Total allowance for ECL covers 1.2 times NPL balances as of the end of 3Q18.

•	3Q18 end-of-period Commercial Portfolio balances increased to $6.3 billion (+4% QoQ; +10% YoY), which drove average balances up to $6.0 billion in 3Q18 (+3% QoQ; +6% YoY) and 9M18 (+2% YoY). The Bank increased exposure to Financial Institutions (“FIs”) to 52% of total Commercial Portfolio from 50% in the 2Q18 and 44% a year ago.

•	Net Interest Income (“NII”) for the 3Q18 decreased 2% QoQ to $27.3 million, on lower Net Interest Margin (“NIM”) of 1.74% (-7 bps QoQ), mainly due to the reversal of accrued interest on NPL reclassification. NII for the 9M18 was $81.8 million, a decrease of 11% YoY on lower NIM (-13 bps YoY).

•	Fee and commissions income totaled $3.7 million in 3Q18 (-27% QoQ; +4% YoY) and $11.8 million in 9M18 (flat YoY), as improved commissions from letters of credit offset lower loan structuring fees, reflecting the uneven nature of the business.

•	Efficiency Ratio stood at 36.5% in 3Q18 and 39.7% in 9M18. The Bank’s run-rate of quarterly expense base has decreased to $9.8 million in 3Q18, excluding charges related to severance and other one-time expenses. Excluding these items, the adjusted level of Efficiency Ratio stands at 33.2% for 3Q18.

•	In the effort to continue a comprehensive revision of operating and technology processes and infrastructure, the Bank disposed of obsolete software for a total of $4.1 million in 3Q18, presented within the line items “Impairment loss in other assets” and “Loss on derecognition of intangible assets” of the consolidated statements of profit or loss.

•	The Bank’s Tier 1 Basel III Capital Ratio was 17.8% at the end of 3Q18, as compared to 20.0% a quarter ago and 20.3% a year ago, on higher level of risk-weighted assets (“RWA”) resulting from Commercial Portfolio growth, coupled with lower equity levels on the quarterly loss.

CEO’s Comments

Mr. N. Gabriel Tolchinsky, Bladex’s Chief Executive Officer, said, “During our last quarter conference call, we identified key events that were impacting emerging markets, Latin America and commodity-related industries, such as sugar. First was the effect of higher US interest rates and a stronger US dollar – often a negative backdrop for emerging markets’ assets. Second was the protectionist rhetoric from the US regarding world trade, along with the negative impact of tariffs. Third was the political and macroeconomic uncertainty and overall lower growth prospects, or outright recession, for some key countries in Latin America.

These trends came to a head in the third quarter.

Specifically, a further deterioration in sugar fundamentals during the quarter, with prices trading significantly below the marginal cost of production, became too much for many Brazilian producers to bear. This included one of our credits and impacted our financial results for the quarter.

Looking forward, we want to highlight the credit strengths of our current portfolio. That strength enhances our capacity to withstand what we expect will continue to be a challenging environment. Bladex’s expertise, through solid credit underwriting, complements our ability to capitalize on opportunities – particularly in these more volatile times.

Bladex continues to improve its origination, with a better mix of medium-term to short-term loans, thereby lengthening the average life of our portfolio and increasing our origination margins. We believe our current portfolio, cost base and allowances for expected credit losses, improve our earnings generation capacity.”

RESULTS BY BUSINESS SEGMENT

The Bank’s activities are managed and executed in two business segments, Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 – Operating Segments, which assigns consolidated statement of financial positions, revenue and expense items to each business segment on a systemic basis.

COMMERCIAL BUSINESS SEGMENT

The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities developed to cater to corporations, financial institutions and investors in Latin America. The extensive array of products and services include the origination of bilateral, structured and syndicated credits, short- and medium-term loans, customers’ liabilities under acceptances, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk. Profits from the Commercial Business Segment include (i) net interest income from loans; (ii) Fees and Other Income from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, and through loan structuring and syndication activities; and (iii) gain on the sale of loans generated through loan intermediation activities, such as sales in the secondary market and distribution in the primary market; (iv) loss on investment properties at fair value through profit or loss; (v) impairment loss (recovery) from ECL on loans, loan commitments and financial guarantee contracts, as well as impairment loss in other assets; and (vi) direct and allocated operating expenses.

As of September 30, 2018, Commercial Portfolio balances reached $6.3 billion, a 4% increase compared to $6.1 billion as of June 30, 2018 and a 10% increase compared to $5.7 billion as of September 30, 2017, with increased exposure to FIs to 52% of total Commercial Portfolio from 50% in the 2Q18 and 44% a year ago. Consequently, 3Q18 and 9M18 average Commercial Portfolio balances both reached $6.0 billion, a 3% increase from $5.8 billion a quarter ago, and a 6% increase from $5.7 billion a year ago, and a 2% increase from $5.9 billion in the 9M17. As of September 30, 2018, trade finance transactions represented 47% of the Commercial Portfolio, down from 54% a quarter ago and 66% a year ago, while 75% of the Commercial Portfolio was scheduled to mature within a year, compared to 81% a quarter and year ago.

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The following graphs illustrate the geographic distribution of the Bank’s Commercial Portfolio, highlighting the portfolio´s risk diversification by country and across industry segments:

Refer to Exhibit IX for additional information relating to the Bank’s Commercial Portfolio distribution by country, and Exhibit XI for the Bank’s distribution of loan disbursements by country.

(US$ million)	9M18	9M17	YoY (%)	3Q18	2Q18	3Q17	QoQ (%)	YoY (%)
Commercial Business Segment:
Net interest income	$81.4	$91.6	-11%	$26.4	$27.8	$28.3	-5%	-7%
Fees and commissions, net	11.8	11.9	-1%	3.7	5.0	3.6	-27%	4%
Net other income (loss), excluding fees and commissions (13)	(1.1)	0.5	-308%	0.1	(0.7)	0.2	120%	-5%
Total income	92.1	104.1	-11%	30.3	32.1	32.1	-6%	-6%
Less:
Impairment loss from ECL on loans, loan commitments and financial guarantees contracts	58.9	9.0	552%	55.1	1.8	0.6	n.m.	n.m.
Impairment loss in other assets	2.1	0.0	n.m.	0.4	1.7	0.0	-78%	n.m.
Operating expenses	28.1	26.2	7%	8.6	8.8	7.7	-3%	11%
Profit (Loss) for the period	$3.0	$68.8	-96%	$(33.8)	$19.8	$23.8	-271%	-242%

"n.m." means not meaningful.

2018 Third Quarter and Year-to-Date Commercial Business Segment’s results were mainly affected by a $55.1 million impairment loss from ECL recorded in 3Q18 which was primarily associated with higher allocated allowances for ECL on NPL. In addition, year-to-date results were also mainly impacted by lower NII due to narrower net lending spreads on shorter tenor loan origination and higher FIs exposure.

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TREASURY BUSINESS SEGMENT

The Treasury Business Segment focuses on managing the Bank’s investment portfolio and the overall structure of its assets and liabilities to achieve more efficient funding and liquidity positions for the Bank, mitigating the traditional financial risks associated with its balance sheet, such as interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions (cash and cash equivalents), and security instruments related to the investment management activities, consisting of securities at fair value through OCI and investment securities at amortized cost (“Investment Securities Portfolio”). The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources, mainly deposits, short- and long-term borrowings and debt.

Profit from the Treasury Business Segment includes net interest income derived from the above mentioned treasury assets and liabilities and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss, gain (loss) per financial instruments at fair value through OCI, and other income), impairment loss from ECL on investment securities, and direct and allocated operating expenses.

Liquidity balances amounted to $0.8 billion as of September 30, 2018, of which 97% of the Bank’s liquid assets were held in deposits with the Federal Reserve Bank of New York, compared to $0.6 billion, or the same portion of liquid assets, at the end of 2Q18, and compared to $0.8 billion, or 99% of liquid assets, at the end of 3Q17. As of these quarter-end dates, the liquid assets to total assets ratios were 11.7%, 10.3%, and 12.2%, respectively, while the liquid assets to total deposits ratios were 27.5%, 21.7%, and 25.2%, respectively.

The Investment Securities Portfolio balances totaled $93 million as of September 30, 2018, compared to $94 million as of June 30, 2018, and compared to $88 million as of September 30, 2017. As of these dates, the Investment Securities Portfolio accounted for 1% of total assets, respectively, mostly consisting of readily-quoted Latin American securities, and of which 77% represented sovereign or state-owned risk at the end of the 3Q18 and 2Q18, compared to 85% of sovereign or state-owned risk from a year ago (refer to Exhibit X for a per-country risk distribution of the Investment Securities Portfolio).

On the funding side, deposit balances decreased 7% QoQ and 8% YoY to reach $2.8 billion, or 51% of total funding sources, at the end of 3Q18, compared to 57% and 59% of total funding sources at the end of 2Q18 and 3Q17, respectively. Deposits placed by central banks or designees (i.e.: Class A shareholders of the Bank) were up to 74% of total deposits as of September 30, 2018, compared to 73% and 63%, respectively. As of September 30, 2018, total borrowings and debt increased 20% QoQ and 27% YoY, mainly from an up-size and extension of a three-year credit syndication and several bilateral funding loans with maturities of up to five years. Weighted average funding costs were 2.89% in 3Q18 (up 24 bps QoQ and 83 bps YoY) and 2.62% in 9M18 (up 71 bps YoY), mainly reflecting higher LIBOR-based market rates, partly compensated by lower funding spreads from a year ago.

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(US$ million)	9M18	9M17	YoY (%)	3Q18	2Q18	3Q17	QoQ (%)	YoY (%)
Treasury Business Segment:
Net interest income	$0.3	$0.0	n.m.	$0.9	$0.0	$(0.4)	n.m.	295%
Net other income (loss) (13)	(0.5)	(0.3)	-85%	(1.4)	(0.7)	(0.6)	-115%	-161%
Total income (loss)	(0.2)	(0.3)	33%	(0.6)	(0.6)	(1.0)	6%	40%
Less:
(Recovery) Impairment loss from ECL on investment securities	(0.0)	(0.4)	88%	0.0	(0.0)	0.1	100%	-100%
Operating expenses	8.4	7.5	12%	2.3	2.6	2.2	-10%	3%
Loss for the period	$(8.5)	$(7.4)	-15%	$(2.9)	$(3.2)	$(3.3)	9%	12%

"n.m." means not meaningful.

2018 Third Quarter and Year-to-Date Treasury Business Segment’s results were mainly impacted by higher NII from improved positive gap income in the repricing of the Bank’s assets and liabilities, coupled with lower funding spreads from a year ago.

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	9M18	9M17	YoY (%)	3Q18	2Q18	3Q17	QoQ (%)	YoY (%)
Net Interest Income
Interest income	$184.4	$170.3	8%	$65.0	$61.9	$55.1	5%	18%
Interest expense	(102.6)	(78.6)	31%	(37.7)	(34.0)	(27.2)	11%	39%
Net Interest Income	$81.8	$91.7	-11%	$27.3	$27.9	$27.9	-2%	-2%

Net Interest Margin	1.74%	1.87%	-7%	1.74%	1.81%	1.76%	-4%	-1%

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3Q18 NII and NIM were mainly impacted by the reversal of accrued interest on NPL reclassification, partially offset by higher average lending volumes and the net positive effect in the repricing of the Bank’s assets and liabilities in an increasing interest rate environment. The Bank maintained a narrow interest rate gap structure due to the short-term nature of its loan portfolio, and was able to pass along LIBOR-based market rates increases in its funding to its asset base.

Year-to-date 2018 NII of $81.8 million decreased 11% mainly due to narrower net lending spreads on shorter tenor loan origination and higher FIs exposure.

FEES AND OTHER INCOME

Fees and Other Income includes the fee income associated with letters of credit and other contingent credits, such as guarantees and credit commitments, as well as fee income derived from loan structuring and syndication activities, together with loan intermediation and distribution activities in the primary and secondary markets.

(US$ million)	9M18	9M17	YoY (%)	3Q18	2Q18	3Q17	QoQ (%)	YoY (%)
Fees and Commissions, net	$11.8	$11.8	0%	$3.7	$5.0	$3.6	-27%	4%
Letters of credit and other contingent credits	8.8	7.9	11%	2.8	3.0	2.3	-8%	22%
Loan structuring and distribution fees	3.0	3.9	-24%	0.9	2.0	1.3	-54%	-29%
(Loss) gain on sale of loans	(0.6)	0.1	n.m.	0.0	0.0	0.0	n.m.	n.m.
Other income, net	1.2	0.8	49%	0.6	0.5	0.2	6%	180%
Fees and Other Income	$12.4	$12.8	-3%	$4.3	$5.6	$3.8	-23%	13%

"n.m." means not meaningful.

2018 Third Quarter and Year-to-date Fees and Other Income were mainly impacted by improved commissions from letters of credit business and lower loan structuring fees, reflecting the uneven nature of the business. In addition, year-to-date fees and commission from letters of credit and syndication business remained stable at $11.8 million.

6

PORTFOLIO QUALITY AND ALLOWANCE FOR ECL ON LOANS, LOAN COMMITMENTS AND FINANCIAL GUARANTEE CONTRACTS

(US$ million, except percentages)	30-Sep-18	30-Jun-18	31-Mar-18	31-Dec-17	30-Sep-17
Allowance for ECL on loans
Balance at beginning of the period	$85.7	$82.7	$81.3	$111.7	$115.6
Provisions (reversals)	53.6	7.6	1.4	(1.1)	0.4
Write-offs, net of recoveries	0.0	(4.5)	0.0	(29.3)	(4.2)
End of period balance	$139.3	$85.7	$82.7	$81.3	$111.7

Allowance for ECL on loan commitments and financial guarantee contracts:
Balance at beginning of the period	$1.7	$7.4	$6.8	$4.8	$4.6
Provisions (reversals)	1.6	(5.8)	0.6	2.0	0.2
End of period balance	$3.2	$1.7	$7.4	$6.8	$4.8

Total allowance for ECL (allowance for ECL on loans plus allowance for ECL on loan commitments and financial guarantee contracts)	$142.5	$87.4	$90.1	$88.1	$116.6

Total allowance for ECL to Commercial Portfolio	2.26%	1.44%	1.57%	1.47%	2.04%
NPL to gross loan portfolio	2.08%	0.98%	1.12%	1.07%	1.20%
Total allowance for ECL to NPL (times)	1.2	1.6	1.5	1.5	1.8

The total allowance for ECL amounted to $142.5 million at September 30, 2018, representing 2.26% of the total Commercial Portfolio, compared to $87.4 million and 1.44%, respectively, as of June 30, 2018, and compared to $116.6 million and 2.04%, respectively, as of September 30, 2017. The $55.1 million QoQ increase was primarily associated with higher allocated allowances for ECL on increased NPL due to a significant deterioration in sugar industry fundamentals during the quarter.

NPL balances stood at $119.0, or 2.08% of total Loan Portfolio balances at the end of 3Q18, versus NPLs of $54.3 million, or 0.98% of total Loan Portfolio balances, at the end of 2Q18, and $64.1 million, or 1.20% of total Loan Portfolio balances, at the end of 3Q17. The increase was mainly driven by the deterioration of one credit in the sugar industry in Brazil in the amount of $61.8 million, which significantly deteriorated and entered a complex restructuring process during the quarter.

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OPERATING EXPENSES

Operating expenses reflect the following line items of the consolidated statements of profit or loss:

(US$ million, except percentages)	9M18	9M17	YoY (%)	3Q18	2Q18	3Q17	QoQ (%)	YoY (%)
Operating expenses
Salaries and other employee expenses	21.4	20.3	5%	5.2	6.1	5.8	-14%	-11%
Depreciation of equipment and leasehold improvements	1.0	1.2	-18%	0.3	0.3	0.4	-1%	-18%
Amortization of intangible assets	1.0	0.6	83%	0.3	0.3	0.2	0%	93%
Other expenses	13.2	11.7	12%	5.0	4.6	3.6	8%	40%
Total Operating Expenses	$36.5	$33.8	8%	$10.9	$11.4	$10.0	-5%	9%

3Q18 and year-to-date 2018 Operating Expenses were mainly impacted by quarterly decreasing trend in salaries and other employee expenses. In the following table, a run-rate base of operating expenses is presented, segregating severance related employee expenses and other one-time expenses incurred in the Bank’s effort of optimizing personnel, processes and technology infrastructure.

(US$ million, except percentages)	9M18	9M17	YoY (%)	3Q18	2Q18	3Q17	QoQ (%)	YoY (%)
Run-rate base of operating expenses
Salaries and other employee expenses, excluding severance related expenses	19.6	18.7	5%	4.8	5.2	5.8	-7%	-18%
Other expenses, excluding one-time charges	14.2	13.5	5%	5.0	4.9	4.1	3%	23%
Sub-total run-rate operating expenses	$33.7	$32.1	5%	$9.8	$10.1	$10.0	-2%	-1%
Severance related expenses	1.8	1.6	11%	0.4	0.9	0.0	-56%	n.m.
One-time charges	1.0	0.0	n.m.	0.6	0.4	0.0	57%	n.m.
Total Operating Expenses	$36.5	$33.8	8%	$10.9	$11.4	$10.0	-5%	9%

Adjusted Efficiency Ratio	36.7%	31.0%	19%	33.2%	32.0%	32.0%	4%	4%
Efficiency Ratio	39.7%	32.5%	22%	36.5%	36.1%	32.0%	1%	14%

"n.m." means not meaningful.

The Bank’s run-rate of quarterly expense base decreased to $9.8 million in 3Q18, excluding charges related to severance and other one-time expenses, resulting in an adjusted Efficiency Ratio of 33.2% for 3Q18.

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CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios as of the dates indicated:

(US$ million, except percentages and shares outstanding)	30-Sep-18	30-Jun-18	30-Sep-17	QoQ (%)	YoY (%)
Tier 1 Capital (9)	$990	$1,048	$1,032	-6%	-4%
Risk-Weighted Assets Basel III (9)	$5,574	$5,233	$5,082	7%	10%
Tier 1 Basel III Capital Ratio (9)	17.8%	20.0%	20.3%	-11%	-13%
Total stockholders’ equity	$989	$1,047	$1,032	-6%	-4%
Total stockholders’ equity to total assets	15.1%	16.5%	16.6%	-9%	-9%
Accumulated other comprehensive income (loss) ("OCI")	$2	$2	$(2)	-24%	190%
Total assets / Total stockholders' equity (times)	6.6	6.0	6.0	10%	10%
Shares outstanding (in thousand)	39,539	39,638	39,365	0%	0%

The Bank’s equity consists entirely of issued and fully paid ordinary common stock, with 39.5 million common shares outstanding as of September 30, 2018. At the same date, the Bank’s ratio of total assets to stockholders’ equity was 6.6 times, and the Tier 1 Basel III Capital Ratio stood at 17.8%, on higher level of RWA resulting from Commercial Portfolio growth, coupled with lower equity levels on the quarterly loss.

RECENT EVENTS

▪	Quarterly dividend payment: The Bank’s Board of Directors approved a quarterly common dividend of $0.385 per share corresponding to the third quarter 2018. The dividend will be paid on November 20, 2018, to stockholders registered as of November 6, 2018.

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

1)	Total operating expenses includes the following expenses line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets, and other expenses.

2)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.

3)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

4)	NIM refers to net interest margin which constitutes to net interest income divided by the average balance of interest-earning assets.

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5)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

6)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total income.

7)	The Bank’s “Commercial Portfolio” includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

8)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

9)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

10)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, excluding pledged deposits and margin calls. Liquidity ratio refers to liquid assets as a percentage of total assets.

11)	Loan Portfolio refers to loans, gross of the allowance for expected credit losses and unearned interest and deferred fess.

12)	Total allowance for ECL refers to allowance for expected credit losses on loans plus allowance for expected credit losses on loan commitments and financial guarantee contracts.

13)	Net other income (loss) by Business Segment consists of the following items:

-	Commercial Business Segment: gain on sale of loans, loss on investment properties at fair value through profit or loss, and net related other income.

-	Treasury Business Segment: net other income from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss, gain (loss) per financial instruments at fair value through OCI, and net related other income.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release include the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the trend of lending spreads, changes in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating results and return on equity in future periods, including income derived from the Treasury Business Segment, and changes in the financial and performance strength of the Bank. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

10

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Thursday, October 25, 2018 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224. Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation will be available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions. The replay passcode is: 81824564.

For more information, please access http://www.bladex.com or contact:

Mrs. Ana Graciela de Méndez

Chief Financial Officer

Tel: +507 210-8563

E-mail address: amendez@bladex.com

11

 EXHIBIT I

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	September 30, 2018	June 30, 2018	September 30, 2017	CHANGE	%	CHANGE	%
	(In US$ thousand)

ASSETS:
Cash and cash equivalents	$792,952	$683,523	$799,435	$109,429	16%	$(6,483)	(1)%
Financial Instruments:
At fair value through OCI	20,971	21,076	16,796	(105)	(0)	4,175	25
Securities at amortized cost, net	77,562	78,129	70,697	(567)	(1)	6,865	10
Loans	5,724,518	5,555,254	5,343,191	169,264	3	381,327	7
Less:
Allowance for expected credit losses	139,318	85,711	111,728	53,607	63	27,590	25
Unearned interest and deferred fees	7,357	6,660	5,838	697	10	1,519	26
Loans, net	5,577,843	5,462,883	5,225,625	114,960	2	352,218	7

Derivative financial instruments used for hedging – receivable	3,391	6,379	11,034	(2,988)	(47)	(7,643)	(69)

Investment properties, net	2,289	3,971	0	(1,682)	(42)	2,289	n.m. (*)

Property and equipment, net	6,692	6,958	7,849	(266)	(4)	(1,157)	(15)
Intangibles, net	1,798	4,790	2,368	(2,992)	(62)	(570)	(24)

Other assets:
Customers' liabilities under acceptances	24,232	13,656	4,902	10,576	77	19,330	394
Accrued interest receivable	45,367	38,379	32,869	6,988	18	12,498	38
Other assets	7,661	11,330	28,545	(3,669)	(32)	(20,884)	(73)
Total of other assets	77,260	63,365	66,316	13,895	22	10,944	17

TOTAL ASSETS	$6,560,758	$6,331,074	$6,200,120	$229,684	4%	$360,638	6%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$78,131	$20,001	$205,133	$58,130	291%	$(127,002)	(62)%
Time	2,699,404	2,969,001	2,797,876	(269,597)	(9)	(98,472)	(4)
Total deposits	2,777,535	2,989,002	3,003,009	(211,467)	(7)	(225,474)	(8)

Derivative financial instruments used for hedging – payable	26,394	30,064	25,617	(3,670)	(12)	777	3

Securities sold under repurchase agreement	39,767	0	0	39,767	n.m. (*)	39,767	n.m. (*)
Short-term borrowings and debt	1,237,603	1,048,470	737,129	189,133	18	500,474	68
Long-term borrowings and debt, net	1,423,952	1,169,672	1,357,796	254,280	22	66,156	5

Other liabilities:
Acceptances outstanding	24,232	13,656	4,902	10,576	77	19,330	394
Accrued interest payable	23,427	15,953	18,191	7,474	47	5,236	29
Allowance for expected credit losses on loan commitments and financial guarantee contracts	3,219	1,652	4,830	1,567	95	(1,611)	(33)
Other liabilities	15,678	15,226	16,907	452	3	(1,229)	(7)
Total other liabilities	66,556	46,487	44,830	20,069	43	21,726	48

TOTAL LIABILITIES	$5,571,807	$5,283,695	$5,168,381	$288,112	5%	$403,426	8%

STOCKHOLDERS' EQUITY:
Common stock	279,980	279,980	279,980	0	0%	0	0%
Treasury stock	(61,076)	(58,635)	(64,667)	(2,441)	4	3,591	(6)
Additional paid-in capital in excess of assigned value of common stock	119,523	119,059	119,436	464	0	87	0
Capital reserves	95,210	95,210	95,210	0	0	0	0
Dynamic provision	108,756	108,756	107,392	0	0	1,364	1
Regulatory credit reserve	25	15,201	7,996	(15,176)	(100)	(7,971)	(100)
Retained earnings	444,959	485,724	488,135	(40,765)	(8)	(43,176)	(9)
Accumulated other comprehensive income (loss)	1,574	2,084	(1,743)	(510)	(24)	3,317	(190)

TOTAL STOCKHOLDERS' EQUITY	$988,951	$1,047,379	$1,031,739	$(58,428)	(6)%	$(42,788)	(4)%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,560,758	$6,331,074	$6,200,120	$229,684	4%	$360,638	6%

(*) "n.m." means not meaningful.

12

EXHIBIT II

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	September 30, 2018	June 30, 2018	September 30, 2017	CHANGE	%	CHANGE	%

NET INTEREST INCOME:
Interest income	$65,020	$61,919	$55,050	$3,101	5%	$9,970	18%
Interest expense	(37,724)	(34,030)	(27,153)	(3,694)	11	(10,571)	39

NET INTEREST INCOME	27,296	27,889	27,897	(593)	(2)	(601)	(2)

OTHER INCOME:
Fees and commissions, net	3,692	5,032	3,566	(1,340)	(27)	126	4
Loss on derivative financial instruments and foreign currency exchange	(1,554)	(516)	(616)	(1,038)	201	(938)	152
Gain (Loss) per financial instrument at fair value through profit or loss	109	(280)	3	389	(139)	106	3,533
Gain on sale of loans	0	0	15	0	n.m. (*)	(15)	(100)
Loss on investment properties at fair value through profit or loss	(412)	(1,148)	0	736	(64)	(412)	n.m. (*)
Other income, net	564	530	201	34	6	363	181
NET OTHER INCOME	2,399	3,618	3,169	(1,219)	(34)	(770)	(24)

TOTAL INCOME	29,695	31,507	31,066	(1,812)	(6)	(1,371)	(4)

EXPENSES:
Impairment loss from expected credit losses on loans	53,568	7,564	362	46,004	608	53,206	14,698
Impairment loss (recovery) from expected credit losses on investment securities	0	(22)	75	22	(100)	(75)	(100)
Impairment loss (recovery) from expected credit losses on loan commitments and financial guarantee contracts	1,566	(5,771)	215	7,337	(127)	1,351	628
Impairment loss in other assets	1,724	1,740	0	(16)	(1)	1,724	n.m. (*)
Loss on derecognition of intangible assets	2,705	0	0	2,705	n.m. (*)	2,705	n.m. (*)
OPERATING EXPENSES:
Salaries and other employee expenses	5,213	6,083	5,842	(870)	(14)	(629)	(11)
Depreciation of equipment and leasehold improvements	315	319	384	(4)	(1)	(69)	(18)
Amortization of intangible assets	336	337	174	(1)	(0)	162	93
Other expenses	4,987	4,631	3,553	356	8	1,434	40
TOTAL OPERATING EXPENSES	10,851	11,370	9,953	(519)	(5)	898	9
TOTAL EXPENSES	70,414	14,881	10,605	55,533	373	59,809	564

(LOSS) PROFIT FOR THE PERIOD	$(40,719)	$16,626	$20,461	$(57,345)	(345)%	$(61,180)	(299)%

PER COMMON SHARE DATA:
Basic earnings per share	$(1.03)	$0.42	$0.52
Diluted earnings per share	$(1.03)	$0.42	$0.52
Book value (period average)	$26.43	$26.34	$26.02
Book value (period end)	$25.01	$26.42	$26.21

Weighted average basic shares	39,540	39,626	39,362
Weighted average diluted shares	39,540	39,651	39,413
Basic shares period end	39,539	39,638	39,365

PERFORMANCE RATIOS:
Return on average assets	-2.58%	1.07%	1.30%
Return on average stockholders' equity	-15.5%	6.4%	7.9%
Net interest margin	1.74%	1.81%	1.76%
Net interest spread	1.20%	1.31%	1.37%
Efficiency Ratio	36.5%	36.1%	32.0%
Operating expenses to total average assets	0.69%	0.73%	0.63%

(*) "n.m." means not meaningful.

13

EXHIBIT III

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	FOR THE NINE MONTHS ENDED
	(A)	(B)	(A) - (B)
	September 30, 2018	September 30, 2017	CHANGE	%

NET INTEREST INCOME:
Interest income	$184,376	$170,280	$14,096	8%
Interest expense	(102,601)	(78,606)	(23,995)	31

NET INTEREST INCOME	81,775	91,674	(9,899)	(11)

OTHER INCOME:
Fees and commissions, net	11,783	11,848	(65)	(1)
Loss on derivative financial instruments and foreign currency exchange	(404)	(12)	(392)	3,267
Loss per financial instrument at fair value through profit or loss	(233)	(706)	473	(67)
Gain per financial instrument at fair value through OCI	0	79	(79)	(100)
(Loss) gain on sale of loans	(625)	113	(738)	(653)
Loss on investment properties at fair value through profit or loss	(1,560)	0	(1,560)	n.m. (*)
Other income, net	1,209	810	399	49
NET OTHER INCOME	10,170	12,132	(1,962)	(16)

TOTAL INCOME	91,945	103,806	(11,861)	(11)

EXPENSES:
Impairment loss from expected credit losses on loans	62,509	9,981	52,528	526
Recovery from expected credit losses on investment securities	(47)	(390)	343	(88)
Recovery from expected credit losses on loan commitments and financial guarantee contracts	(3,626)	(946)	(2,680)	283
Impairment loss in other assets	3,464	0	3,464	n.m. (*)
Loss on derecognition of intangible assets	2,705	0	2,705	n.m. (*)
OPERATING EXPENSES:
Salaries and other employee expenses	21,390	20,306	1,084	5
Depreciation of equipment and leasehold improvements	957	1,171	(214)	(18)
Amortization of intangible assets	1,011	553	458	83
Other expenses	13,177	11,731	1,446	12
TOTAL OPERATING EXPENSES	36,535	33,761	2,774	8
TOTAL EXPENSES	101,540	42,406	59,134	139

(LOSS) PROFIT FOR THE PERIOD	$(9,595)	$61,400	$(70,995)	(116)%

PER COMMON SHARE DATA:
Basic earnings per share	$(0.24)	$1.56
Diluted earnings per share	$(0.24)	$1.56
Book value (period average)	$26.41	$25.93
Book value (period end)	$25.01	$26.21

Weighted average basic shares	39,544	39,289
Weighted average diluted shares	39,544	39,319
Basic shares period end	39,539	39,365

PERFORMANCE RATIOS:
Return on average assets	-0.20%	1.26%
Return on average stockholders' equity	-1.2%	8.1%
Net interest margin	1.74%	1.87%
Net interest spread	1.26%	1.51%
Efficiency Ratio	39.7%	32.5%
Operating expenses to total average assets	0.77%	0.69%

(*) "n.m." means not meaningful.

14

EXHIBIT IV

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	September 30, 2018			June 30, 2018			September 30, 2017
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)

INTEREST EARNING ASSETS
Cash and cash equivalents	$608,989	3,129	2.01%	$689,288	3,225	1.85%	$798,466	$2,995	1.47%
Financial Instruments at fair value through profit or loss	0	0	0.00	0	0	0.00	1	0	0.00
Securities at fair value through OCI	15,728	150	3.73	16,291	143	3.47	16,823	124	2.89
Securities at amortized cost (1)	77,939	599	3.01	71,467	521	2.88	66,623	474	2.78
Loans, net of unearned interest	5,517,471	61,142	4.34	5,398,233	58,030	4.25	5,389,948	51,457	3.74

TOTAL INTEREST EARNING ASSETS	$6,220,127	$65,020	4.09%	$6,175,279	$61,919	3.97%	$6,271,861	$55,050	3.43%

Allowance for expected credit losses on loans	(84,958)			(86,664)			(115,631)
Non interest earning assets	119,272			132,226			86,060

TOTAL ASSETS	$6,254,441			$6,220,841			$6,242,290

INTEREST BEARING LIABILITIES
Deposits	2,904,153	$16,767	2.26%	3,130,345	$16,388	2.07%	$3,301,112	$12,510	1.48%
Trading liabilities	0	0	0.00	11	0	0.00	6	0	0.00
Securities sold under repurchase agreement and short-term borrowings and debt	934,653	7,094	2.97	820,052	6,293	3.04	446,652	2,209	1.94
Long-term borrowings and debt, net (2)	1,268,857	13,863	4.28	1,121,591	11,349	4.00	1,398,233	12,434	3.48

TOTAL INTEREST BEARING LIABILITIES	$5,107,663	$37,724	2.89%	$5,071,999	$34,030	2.65%	$5,146,003	$27,153	2.06%

Non interest bearing liabilities and other liabilities	$101,796			$104,967			$72,152

TOTAL LIABILITIES	5,209,459			5,176,966			5,218,155

STOCKHOLDERS' EQUITY	1,044,982			1,043,875			1,024,134

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,254,441			$6,220,841			$6,242,290

NET INTEREST SPREAD			1.20%			1.31%			1.37%

NET INTEREST INCOME AND NET INTEREST MARGIN		$27,296	1.74%		$27,889	1.81%		$27,897	1.76%

(1)	Gross of the allowance for expected credit losses relating to securities at amortized cost.
(2)	Net of prepaid commissions.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

15

EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE NINE MONTHS ENDED
	September 30, 2018			September 30, 2017
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)

INTEREST EARNING ASSETS
Cash and cash equivalents	$683,109	$9,293	1.79%	$968,544	$7,818	1.06%
Financial Instruments at fair value through profit or loss	0	0	0.00	1	0	0.00
Securities at fair value through OCI	16,220	416	3.38	19,985	420	2.77
Securities at amortized cost (1)	72,780	1,605	2.91	67,082	1,448	2.85
Loans, net of unearned interest	5,497,234	173,062	4.15	5,513,151	160,594	3.84

TOTAL INTEREST EARNING ASSETS	$6,269,343	$184,376	3.88%	$6,568,762	$170,280	3.42%

Allowance for expected credit losses on loans	(84,378)			(110,759)
Non interest earning assets	122,176			81,152

TOTAL ASSETS	$6,307,141			$6,539,155

INTEREST BEARING LIABILITIES
Deposits	$3,084,876	$47,160	2.02%	$3,164,639	$30,310	1.26%
Trading liabilities	1	0	0.00	29	0	0.00
Securities sold under repurchase agreement and short-term borrowings and debt	913,032	19,962	2.88	707,348	8,264	1.54
Long-term borrowings and debt, net (2)	1,167,928	35,479	4.01	1,566,619	40,032	3.37

TOTAL INTEREST BEARING LIABILITIES	$5,165,837	$102,601	2.62%	$5,438,634	$78,606	1.91%

Non interest bearing liabilities and other liabilities	$97,072			$81,676

TOTAL LIABILITIES	5,262,909			5,520,311

STOCKHOLDERS' EQUITY	1,044,232			1,018,844

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,307,141			$6,539,155

NET INTEREST SPREAD			1.26%			1.51%

NET INTEREST INCOME AND NET INTEREST MARGIN		$81,775	1.74%		$91,674	1.87%

(1)	Gross of the allowance for expected credit losses relating to securities at amortized cost.
(2)	Net of prepaid commissions.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

16

EXHIBIT VI

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	NINE MONTHS	FOR THE THREE MONTHS ENDED					NINE MONTHS
	ENDED						ENDED
	SEP 30/18	SEP 30/18	JUN 30/18	MAR 31/18	DEC 31/17	SEP 30/17	SEP 30/17

NET INTEREST INCOME:
Interest income	$184,376	$65,020	$61,919	$57,437	$55,799	$55,050	$170,280
Interest expense	(102,601)	(37,724)	(34,030)	(30,847)	(27,658)	(27,153)	(78,606)

NET INTEREST INCOME	81,775	27,296	27,889	26,590	28,141	27,897	91,674

OTHER INCOME (LOSS):
Fees and commissions, net	11,783	3,692	5,032	3,059	5,666	3,566	11,848
(Loss) Gain on derivative financial instruments and foreign currency exchange	(404)	(1,554)	(516)	1,666	(425)	(616)	(12)
(Loss) Gain per financial instrument at fair value through profit or loss	(233)	109	(280)	(62)	(26)	3	(706)
Gain per financial instrument at fair value through OCI	0	0	0	0	170	0	79
(Loss) Gain on sale of loans	(625)	0	0	(625)	68	15	113
Loss on investment properties at fair value through profit or loss	(1,560)	(412)	(1,148)	0	0	0	0
Other income, net	1,209	564	530	115	913	201	810

NET OTHER INCOME	10,170	2,399	3,618	4,153	6,366	3,169	12,132

TOTAL INCOME	91,945	29,695	31,507	30,743	34,507	31,066	103,806

Impairment loss (recovery) from expected credit losses on loans	62,509	53,568	7,564	1,377	(1,122)	362	9,981
(Recovery) Impairment loss from expected credit losses on investment securities	(47)	0	(22)	(25)	(99)	75	(390)
(Recovery) Impairment loss from expected credit losses on loan commitments and financial guarantee contracts	(3,626)	1,566	(5,771)	579	2,015	215	(946)
Impairment loss in other assets	3,464	1,724	1,740	0	0	0	0
Loss on derecognition of intangible assets	2,705	2,705	0	0	0	0	0
Operating expenses	36,535	10,851	11,370	14,314	13,114	9,953	33,761

(LOSS) PROFIT FOR THE PERIOD	$(9,595)	$(40,719)	$16,626	$14,498	$20,599	$20,461	$61,400

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$(0.24)	$(1.03)	$0.42	$0.37	$0.52	$0.52	$1.56

PERFORMANCE RATIOS
Return on average assets	-0.20%	-2.58%	1.07%	0.91%	1.31%	1.30%	1.26%
Return on average stockholders' equity	-1.2%	-15.5%	6.4%	5.6%	7.9%	7.9%	8.1%
Net interest margin	1.74%	1.74%	1.81%	1.68%	1.78%	1.76%	1.87%
Net interest spread	1.26%	1.20%	1.31%	1.26%	1.38%	1.37%	1.51%
Efficiency Ratio	39.7%	36.0%	34.8%	46.6%	38.0%	32.0%	32.5%
Operating expenses to total average assets	0.77%	0.69%	0.73%	0.90%	0.83%	0.63%	0.69%

17

EXHIBIT VII

BUSINESS SEGMENT ANALYSIS

(In US$ thousand)

	FOR THE NINE MONTHS ENDED		FOR THE THREE MONTHS ENDED
	SEP 30/18	SEP 30/17	SEP 30/18	JUN 30/18	SEP 30/17

COMMERCIAL BUSINESS SEGMENT:

Net interest income (1)	$81,431	$91,647	$26,445	$27,847	$28,333
Net other income (2)	10,683	12,410	3,843	4,289	3,723
Total income	92,114	104,057	30,287	32,136	32,056
Less:
Impairment loss from expected credit losses on loans, loan commitments and financial guarantee contracts	58,883	9,035	55,134	1,793	577
Impairment loss in other assets	2,118	0	378	1,740	0
Operating expenses (3)	28,119	26,217	8,553	8,806	7,723

PROFIT FOR THE PERIOD	$2,994	$68,805	$(33,778)	$19,797	$23,756

Average interest-earning assets (4)	5,497,234	5,513,151	5,517,471	5,398,233	5,389,948
End-of-period interest-earning assets (4)	5,717,161	5,337,353	5,717,161	5,548,594	5,337,353

TREASURY BUSINESS SEGMENT:

Net interest income (1)	$344	$27	$851	$42	$(436)
Net other income (loss) (2)	(513)	(278)	(1,444)	(671)	(554)
Total income (loss)	(169)	(251)	(593)	(629)	(990)
Less:
(Recovery) Impairment loss from expected credit losses on investment securities	(47)	(390)	0	(22)	75
Operating expenses (3)	8,416	7,544	2,298	2,564	2,230

LOSS FOR THE PERIOD	$(8,538)	$(7,405)	$(2,891)	$(3,171)	$(3,295)

Average interest-earning assets (5)	772,109	1,055,611	702,656	777,046	881,913
End-of-period interest-earning assets (5)	886,105	887,149	886,105	777,912	887,149

COMBINED BUSINESS SEGMENT TOTAL:

Net interest income (1)	$81,775	$91,674	$27,296	$27,889	$27,897
Net other income (2)	10,170	12,132	2,399	3,618	3,169
Total income	91,945	103,806	29,695	31,507	31,066
Less:
Impairment loss from expected credit losses on loans, loan commitments and financial guarantee contracts	58,883	9,035	55,134	1,793	577
Recovery from expected credit losses on investment securities	(47)	(390)	0	(22)	75
Impairment loss in other assets	2,118	0	378	1,740	0
Operating expenses (3)	36,535	33,761	10,851	11,370	9,953

TOTAL PROFIT OR LOSS FOR REPORTABLE SEGMENTS	(5,544)	61,400	(36,668)	16,626	20,461
Unallocated disposal of intangible and other assets (6)	(4,051)	0	(4,051)	0	0

(LOSS) PROFIT FOR THE PERIOD	$(9,595)	$61,400	$(40,719)	$16,626	$20,461

Average interest-earning assets	6,269,343	6,568,762	6,220,127	6,175,279	6,271,861
End-of-period interest-earning assets	6,603,266	6,224,502	6,603,266	6,326,506	6,224,502

The Bank’s activities are managed and executed in two business segments, Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 - Operating Segments, which assigns consolidated statement of financial positions, revenue and expense items to each business segment on a systematic basis.

(1) Interest income on interest-earning assets, net of allocated cost of funds.

(2) Net other income (loss) by Business Segment consists of the following items:

- Commercial Business Segment: net fees and commissions, loss on investment properties at fair value through profit or loss, gain on sale of loans, and net related other income.

- Treasury Business Segment: net other income from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss, gain (loss) per financial instruments at fair value through OCI, and net related other income.

(3) Operating Expenses allocation methodology assigns overhead expenses based on resource consumption by business segment. Total operating expenses includes the following line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets, and other expenses.

(4) Includes loans, net of unearned interest and deferred fees.

(5) Includes cash and cash equivalents, financial instruments at fair value through profit or loss, securities at fair value through OCI and securities at amortized cost, gross of the allowance for expected credit losses.

(6) Includes a loss of $2,705 on disposal of intangible assets and an impairment loss of $1,346 in other assets.

18

EXHIBIT VIII

CREDIT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	September 30, 2018		June 30, 2018		September 30, 2017		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$587	9	$555	9	$321	6	$32	$266
BELGIUM	15	0	13	0	14	0	2	1
BOLIVIA	20	0	10	0	10	0	10	10
BRAZIL	1,230	19	1,049	17	1,023	18	181	207
CHILE	164	3	193	3	214	4	(29)	(50)
COLOMBIA	807	13	773	13	734	13	34	73
COSTA RICA	357	6	367	6	415	7	(10)	(58)
DOMINICAN REPUBLIC	290	5	270	4	142	2	20	148
ECUADOR	365	6	383	6	307	5	(18)	58
EL SALVADOR	60	1	31	0	79	1	29	(19)
GERMANY	23	0	28	0	43	1	(5)	(20)
GUATEMALA	265	4	300	5	238	4	(35)	27
HONDURAS	88	1	79	1	82	1	9	6
JAMAICA	56	1	57	1	14	0	(1)	42
MEXICO	925	14	906	15	943	16	19	(18)
NICARAGUA	25	0	25	0	33	1	0	(8)
PANAMA	668	10	505	8	533	9	163	135
PARAGUAY	125	2	69	1	58	1	56	67
PERU	136	2	233	4	352	6	(97)	(216)
SINGAPORE	50	1	43	1	9	0	7	41
SWITZERLAND	1	0	1	0	6	0	0	(5)
TRINIDAD & TOBAGO	119	2	183	3	166	3	(64)	(47)
UNITED STATES	0	0	0	0	23	0	0	(23)
URUGUAY	2	0	58	1	19	0	(56)	(17)
OTHER	20	0	17	0	16	0	3	4

TOTAL CREDIT PORTFOLIO (1)	$6,398	100%	$6,148	100%	$5,794	100%	$250	$604

UNEARNED INTEREST AND DEFERRED FEES	(7)		(7)		(6)		0	(1)

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$6,391		$6,141		$5,788		$250	$603

(1)	Includes gross loans (or the “Loan Portfolio”), securities at fair value through OCI and at amortized cost, gross of the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.
(*)	Risk in countries outside the Region related to transactions carried out in the Region.

19

EXHIBIT IX

COMMERCIAL PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	September 30, 2018		June 30, 2018		September 30, 2017		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$587	9	$555	9	$321	6	$32	$266
BELGIUM	15	0	13	0	14	0	2	1
BOLIVIA	20	0	10	0	10	0	10	10
BRAZIL	1,226	19	1,045	17	1,015	18	181	211
CHILE	159	3	188	3	209	4	(29)	(50)
COLOMBIA	779	12	744	12	705	12	35	74
COSTA RICA	357	6	367	6	415	7	(10)	(58)
DOMINICAN REPUBLIC	290	5	270	4	142	2	20	148
ECUADOR	365	6	383	6	307	5	(18)	58
EL SALVADOR	60	1	31	1	79	1	29	(19)
GERMANY	23	0	28	0	43	1	(5)	(20)
GUATEMALA	265	4	300	5	238	4	(35)	27
HONDURAS	88	1	79	1	82	1	9	6
JAMAICA	56	1	57	1	14	0	(1)	42
MEXICO	898	14	879	15	923	16	19	(25)
NICARAGUA	25	0	25	0	33	1	0	(8)
PANAMA	647	10	484	8	516	9	163	131
PARAGUAY	125	2	69	1	58	1	56	67
PERU	136	2	233	4	352	6	(97)	(216)
SINGAPORE	50	1	43	1	9	0	7	41
SWITZERLAND	1	0	1	0	6	0	0	(5)
TRINIDAD & TOBAGO	111	2	175	3	157	3	(64)	(46)
UNITED STATES	0	0	0	0	23	0	0	(23)
URUGUAY	2	0	58	1	19	0	(56)	(17)
OTHER	20	0	17	0	16	0	3	4

TOTAL COMMERCIAL PORTFOLIO (1)	$6,305	100%	$6,054	100%	$5,706	100%	$251	$599

UNEARNED INTEREST AND DEFERRED FEES	(7)		(7)		(6)		0	(1)

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$6,298		$6,047		$5,700		$251	$598

(1)	Includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.
(*)	Risk in countries outside the Region related to transactions carried out in the Region.

20

EXHIBIT X

TREASURY PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	September 30, 2018		June 30, 2018		September 30, 2017		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

BRAZIL	$4	5	$4	5	$8	9	$0	$(4)
CHILE	5	5	5	5	5	6	0	0
COLOMBIA	28	30	29	30	29	33	(1)	(1)
MEXICO	27	29	27	28	20	23	0	7
PANAMA	21	23	21	23	17	19	0	4
TRINIDAD & TOBAGO	8	8	8	9	9	10	0	(1)

TOTAL TREASURY PORTOFOLIO (1)	$93	100%	$94	100%	$88	100%	$(1)	$5

(1)	Includes securities at fair value through OCI and at amortized cost, gross of the allowance for expected credit losses.

21

EXHIBIT XI

LOAN DISBURSEMENTS

DISTRIBUTION BY COUNTRY

(In US$ million)

	YEAR-TO-DATE		QUARTERLY			Change in Amount
	(A)	(B)	(C)	(D)	(E)
COUNTRY (*)	9M18	9M17	3Q18	2Q18	3Q17	(A) - (B)	(C) - (D)	(C) - (E)

ARGENTINA	$704	$288	$247	$326	$150	$416	$(79)	$97
BELGIUM	13	10	3	6	1	3	(3)	2
BOLIVIA	20	10	10	10	10	10	0	0
BRAZIL	774	686	331	327	171	88	4	160
CHILE	369	374	41	143	70	(5)	(102)	(29)
COLOMBIA	991	1,048	326	385	374	(57)	(59)	(48)
COSTA RICA	344	530	96	90	218	(186)	6	(122)
DOMINICAN REPUBLIC	430	455	123	189	181	(25)	(66)	(58)
ECUADOR	726	656	226	313	197	70	(87)	29
EL SALVADOR	89	102	49	19	24	(13)	30	25
GUATEMALA	279	422	41	167	136	(143)	(126)	(95)
HONDURAS	96	109	41	38	47	(13)	3	(6)
JAMAICA	220	139	56	97	14	81	(41)	42
MEXICO	3,608	3,519	1,050	1,146	1,247	89	(96)	(197)
NICARAGUA	52	48	17	35	6	4	(18)	11
PANAMA	664	758	265	321	253	(94)	(56)	12
PARAGUAY	126	15	62	36	6	111	26	56
PERU	986	771	283	343	123	215	(60)	160
SINGAPORE	50	604	7	43	123	(554)	(36)	(116)
SWITZERLAND	401	6	0	201	6	395	(201)	(6)
TRINIDAD & TOBAGO	145	329	45	23	151	(184)	22	(106)
UNITED STATES	33	87	0	0	0	(54)	0	0
URUGUAY	10	36	2	8	0	(26)	(6)	2
OTHER	26	42	8	12	8	(16)	(4)	0

TOTAL LOAN DISBURSED (1)	$11,156	$11,044	$3,329	$4,278	$3,516	$112	$(949)	$(187)

(1)	Total loan disbursed does not include loan commitments and financial guarantee contracts, nor other interest-earning assets such as investment securities.
(*)	Risk in countries outside the Region related to transactions carried out in the Region.

22